SEC
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MAR 0 3 2017

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17009679

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66628 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PM SECURITIES LLC dba Phoenix CAPITAL RESOURCES

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Commons Court
(No. and Street)

Chadds Ford (City) PA (State) 19317 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Karbiner 610-358-4700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GPCD Partners, LLC
(Name – *if individual, state last, first, middle name*)

Number Three, 107 Chesley Drive (Address) Media (City) PA (State) 19063 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Mark Karbiner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PM Securities, LLC dba Phoenix Capital Resources, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Leslie Ann Proctor, Notary Public
Chadds Ford Twp., Delaware County
My Commission Expires April 9, 2017
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Signature

President

Title

Notary Public

My Commission Expires April 9, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GPCD PARTNERS, LLC

CERTIFIED PUBLIC ACCOUNTANTS

# *PM SECURITIES, INC.*
# *D/B/A PHOENIX CAPITAL RESOURCES*

***Financial Statements and Additional Information***
***For the Year Ended December 31, 2016***
***With Report and Supplemental Reports***
***of Independent Auditor***

## *PM SECURITIES, LLC*
## *D/B/A PHOENIX CAPITAL RESOURCES*
**Financial Statements and Supplementary Financial Information**
**For the Year Ended December 31, 2016**

## TABLE OF CONTENTS

# GPCD PARTNERS, LLC

CERTIFIED PUBLIC ACCOUNTANTS

1420 Walnut Street, Suite 1012
Philadelphia, PA 19102-4010
215.854.9300 • Fax: 215.561.2070
www.gpcdcpa.com

Number Three, 107 Chesley Drive
Media, PA 19063
610.565.8559 • Fax: 610.565.8178


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
PM Securities, LLC
d/b/a Phoenix Capital Resources
Chadds Ford, Pennsylvania

We have audited the accompanying statement of financial condition of PM Securities, LLC d/b/a Phoenix Capital Resources as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of PM Securities, LLC d/b/a Phoenix Capital Resources' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PM Securities, LLC d/b/a Phoenix Capital Resources as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of PM Securities, LLC d/b/a Phoenix Capital Resources' financial statements. The supplemental information is the responsibility of PM Securities, LLC d/b/a Phoenix Capital Resources' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

GPCD Partners, LLC

GPCD Partners, LLC
Media, Pennsylvania

February 22,2017

## *PM SECURITIES, LLC*
## *D/B/A PHOENIX CAPITAL RESOURCES*
### Statement of Financial Condition
### December 31, 2016

| | | 2016 |
|---|---|---|
| **Assets** | | |
| Cash | $ | 235,503 |
| Accounts Receivable, Net | | 450,333 |
| Due from Related Party | | 12,214 |
| Prepaid Expenses | | 26,968 |
| Property & Equipment - net of accumulated depreciation | | 7,106 |
| Total Assets | $ | 732,124 |
| | | |
| **Liabilities and Member's Equity** | | |
| Liabilities: | | |
| Accounts Payable and Accrued Expenses | $ | 36,723 |
| Due to Related Party | | 1,000 |
| Deferred Revenue | | 39,167 |
| Total Liabilities | | 76,890 |
| | | |
| Member's Equity | | 655,234 |
| | | |
| Total Liabilities and Member's Equity | $ | 732,124 |

(The accompanying notes are an integral part of these financial statements)

*PM SECURITIES, LLC*
*D/B/A PHOENIX CAPITAL RESOURCES*
**Statement of Operations**
**December 31, 2016**

| | 2016 |
|---|---|
| **Revenues:** | |
| Fee Revenues | $ 2,618,609 |
| **Expenses:** | |
| Compensation and Benefits | 931,936 |
| Marketing | 112,566 |
| Occupancy | 118,120 |
| Professional Fees | 33,908 |
| Regulatory Fees and Expenses | 12,907 |
| Other Expenses | 56,745 |
| Total Expenses | 1,266,182 |
| **Net Income** | $ 1,352,427 |

(The accompanying notes are an integral part of these financial statements)

*PM SECURITIES, LLC*
*D/B/A PHOENIX CAPITAL RESOURCES*
**Statement of Changes in Member's Equity**
**For the Year Ended December 31, 2016**

| | |
|---|---|
| **Balance - January 1, 2016** | $ 502,807 |
| Net income | 1,352,427 |
| Dividend Distribution | (1,200,000) |
| **Balance - December 31, 2016** | $ 655,234 |

(The accompanying notes are an integral part of these financial statements)

## *PM SECURITIES, LLC*
## *D/B/A PHOENIX CAPITAL RESOURCES*
### Statement of Cash Flows
### For the Year Ended December 31, 2016

| | | 2016 |
|---|---|---|
| **Cash Flows From Operating Activities:** | | |
| Net Income | $ | 1,352,427 |
| Adjustments to Reconcile Net Income to Net | | |
| Cash Provided by Operating Activities: | | |
| Depreciation | | 3,060 |
| (Increase)/Decrease in: | | |
| Prepaid Expenses | | (12,077) |
| Accounts Receivable | | (392,550) |
| Due from Related Party | | (12,214) |
| Increase/(Decrease) in: | | |
| Accounts Payable and Accrued Expenses | | 3,124 |
| Deferred Revenue | | (67,917) |
| Due to Related Party | | (57,584) |
| Net Cash Provided by Operating Activities | | 816,269 |
| **Cash Flows From Investing Activities:** | | |
| Purchase of Property & Equipment | | (4,007) |
| Net Cash Used by Investing Activities | | (4,007) |
| **Cash Flows From Financing Activities:** | | |
| Dividend distributions | | (1,200,000) |
| Net Cash Used by Investing Activities | | (1,200,000) |
| **Net Increase/(Decrease) in Cash** | | (387,738) |
| **Cash - Beginning of Year** | | 623,241 |
| **Cash - End of Year** | $ | 235,503 |

(The accompanying notes are an integral part of these financial statements)

## PM SECURITIES, LLC
## D/B/A PHOENIX CAPITAL RESOURCES
### Notes to Financial Statements

---

**(1) NATURE OF OPERATIONS**

PM Securities, LLC ("the Company") was formed as a Delaware LLC as a wholly-owned subsidiary of Phoenix Management Services, Inc. in 2004 and was licensed as a broker-dealer in January 2005. The Company has offices in Chadds Ford, PA and New York, NY. On April 2, 2012, PM Securities, LLC, along with its parent company, Phoenix Management Services, Inc. were part of a legal reorganization. As a result, PM Securities, LLC became a wholly-owned subsidiary of Phoenix Capital Resources, LLC (the Member), which is wholly-owned by Phoenix Management Holdings, Inc. (formerly Phoenix Management Services, Inc.) In connection with the reorganization, the Company began conducting business under the Phoenix Capital Resources trade name. The Company provides investment banking services, including the placement of equity financing, debt financing and merger and acquisition services. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

**(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

*Cash and Cash Equivalents*
The Company considers all short term investments with an original maturity of three months or less to be cash equivalents.

*Basis of Accounting*
The accompanying financial statements have been prepared on an accrual basis in accordance with generally accepted accounting principles ("GAAP"). The accrual method recognizes income when it is earned, whether or not received, and recognizes expenses when they are incurred, whether or not they are paid within the accounting period.

*Allowance for Doubtful Accounts*
Trade accounts receivable are stated net of an allowance for doubtful accounts. The Company estimates the allowance based on an analysis of specific customers, taking into consideration the age of past due accounts and an assessment of the customer's ability to pay. The allowance for doubtful accounts was $1,813 at December 31, 2016.

*Property and Equipment*
Property and equipment are carried at cost. Depreciation on property and equipment is provided using the straight line method. Assets purchased over $1,000 are generally capitalized.

*Estimates in the preparation of financial statements*
In preparation of financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Revenue recognition***
The Company recognizes revenue for financial advisory services and retainers on a straight-line basis over the life of the related contract. For the other services the Company provides, fees are recognized once the transaction has been completed and the income is reasonably determinable.

***Income taxes***
The Company is a single-member Limited Liability Company under applicable sections of the Internal Revenue Code, formed in the State of Delaware and is registered in the Commonwealth of Pennsylvania and the State of New York. As a single member LLC, the Company is considered a disregarded entity for tax purposes whereby its income or loss is reflected on its parent's tax return and accordingly, there is no provision or credit for federal and state income taxes included in the financial statements. The parent company federal and state tax returns for the years 2012 – 2016 are still open for examination by the appropriate tax authorities.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company has no tax position at December 31, 2016 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

***Advertising***
The Company expenses advertising costs as they are incurred. Advertising expenses were $112,566 for the year ending December 31, 2016.

## (3) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Act of 1934, which requires the maintenance of a minimum net capital (the greater of $5,000 or 6 2/3% of aggregate indebtedness) and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.
At December 31, 2016, the Company had net capital, as defined, of $158,613 which was $153,487 in excess of its minimum required net capital of $5,126. The Company's ratio of aggregate indebtedness to net capital was .48 to 1 as of December 31, 2016 which is compliance with the requirement that it be less than 15 to 1.

## (4) RESERVE REQUIREMENTS

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under section (k)(2)i which provides an exemption for broker-dealers who do not hold customer funds or safe keep customer securities but maintain "Special Accounts for the Exclusive Benefit of Customers." Therefore, Schedules II and III on page 11 and 12 are not applicable.

## (5) RELATED PARTY TRANSACTIONS

In connection with the reorganization discussed in Note 1, effective April 2, 2012, the Company pays all expenses of its operations, administration and all other expenses necessary or advisable for the operation of the business of the Company. In the event the Member or any other related entities advance funds to the

Company or directly pays Company expenses, such advances or payments shall be deemed loans to the Company, and the Member or related entity shall be fully reimbursed by the Company. In addition, the Company began reimbursing Phoenix Management Services, LLC (PMS, LLC), an entity related through common ownership and management, for the Company's allocated share of certain operating expenses paid by the entity. At December 31, 2016, the Company has a receivable from PMS, LLC for expenses which has been reflected as due from related party in the accompanying statement of financial condition. Included in allocated expenses is rent for the use of the Chadds Ford office, which is rented by PMS LLC from 110 Chadds Ford Commons, LLC, an entity related through common ownership and management which owns the property.

## (6) CONCENTRATION

Due to the nature of the Company's business, 66% of revenues were derived from 4 clients in the year ending December 31, 2016.

At various times during the year, the Company's cash in bank balances exceeded the federally insured limits. The Company's uninsured cash balance totaled $0 at December 31, 2016.

## (7) COMMITMENTS

The Company shares office space and rent in NY with its related party, PMS, LLC. Rent expense incurred and reflected in the statement of operations totaled $60,247 for the year ending December 31, 2016. Based on square footage utilized by the Company it is obligated for 57% of the rent. The future minimum lease payments for the next three years are as follows:

| | |
|---|---|
| 2017 | $ 62,845 |
| 2018 | 64,416 |
| 2019 | 10,780 |
| | $138,041 |

## (8) SUBSEQUENT EVENT EVALUATION

The Company has evaluated subsequent events through the issuance of the financial statements. There are no subsequent events to report at this time.

## (9) PROPERTY AND EQUIPMENT

Property and Equipment, at cost, consisted of the following:

| | Estimated Useful Life | December 31, 2016 |
|---|---|---|
| Computer equipment | 5 years | $9,834 |
| Furniture and fixtures | 7 years | 5,731 |
| Leasehold improvements | 62 months | 3,618 |
| | | 19,183 |
| Less accumulated depreciation | | (12,077) |
| | | $7,106 |

Depreciation expense charged to operations amounted to $3,060 for the year ended December 31, 2016.

**Schedule I**

## *PM SECURITIES, LLC*
## *D/B/A PHOENIX CAPITAL RESOURCES*
**Computation of Net Capital Under Rule 15c3-1**
**of the Securities and Exchange Commission**
**December 31, 2016**

| | | 2016 |
|---|---|---|
| Net Capital: | | |
| Member's equity | | $ 655,234 |
| Less - member's equity not allowable for net capital | | - |
| Member's equity qualified for net capital | | 655,234 |
| Deductions: | | |
| Non-allowable assets: | | |
| Accounts receivable | | 450,333 |
| Due from related party | | 12,214 |
| Property & Equipment | | 7,106 |
| Prepaid expenses | | 26,968 |
| Total deductions | | 496,621 |
| **Net capital** | $ | 158,613 |
| Aggregate indebtedness: | | |
| Accounts payable, accrued expenses, due to related party & deferred revenue | $ | 76,890 |
| **Total Aggregate Indebtedness** | $ | 76,890 |
| Computation of basic net capital requirement: | | |
| Net capital requirement | $ | 5,126 |
| Net capital | | 158,613 |
| **Excess Net Capital** | $ | 153,487 |
| Net capital less the greater of 10% of total aggregate indebtedness or 120% of the minimum net capital requirement | $ | 150,924 |
| **Ratio of aggregate indebtedness to net capital** | | .48 to 1 |

*There are no material differences between this computation and the Firm's unaudited 4th Quarter 2016 Focus Report Part IIA filing on January 30, 2017.*

# SUPPLEMENTARY

# FINANCIAL

# INFORMATION

Schedule II

# PM SECURITIES, LLC
## D/B/A Phoenix Capital Resources
## Computation for Determination of Reserve Requirements
## Under Rule 15c3-3 of the Securities and Exchange Commission
## December 31, 2016

---

**Not Applicable: The Company does not hold customer funds or safe keep customer securities but maintains "Special Accounts for the Exclusive Benefit of Customers".**

Schedule III

PM SECURITIES, LLC
D/B/A Phoenix Capital Resources
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

Not Applicable: The Company does not hold customer funds or safe keep customer securities but maintains "Special Accounts for the Exclusive Benefit of Customers".

# GPCD PARTNERS, LLC

CERTIFIED PUBLIC ACCOUNTANTS

1420 Walnut Street, Suite 1012
Philadelphia, PA 19102-4010
215.854.9300 • Fax: 215.561.2070
www.gpcdcpa.com

Number Three, 107 Chesley Drive
Media, PA 19063
610.565.8559 • Fax: 610.565.8178


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member
PM Securities, LLC
d/b/a Phoenix Capital Resources
Chadds Ford, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by PM Securities, LLC d/b/a Phoenix Capital Resources and SIPC, the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating PM Securities, LLC d/b/a Phoenix Capital Resources' compliance with the applicable instructions of Form SIPC-7. PM Securities, LLC d/b/a Phoenix Capital Resources' management is responsible for PM Securities, LLC d/b/a Phoenix Capital Resources' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries recorded in the Company's general ledger, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by the Company's accounting staff supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

GPCD Partners, LLC

GPCD Partners, LLC
Media, Pennsylvania

February 22, 2017

## *PM SECURITIES, LLC*
## *D/B/A PHOENIX CAPITAL RESOURCES*

**Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7)**
**For the Year Ended December 31, 2016**

| | | |
|---|---|---|
| Total Revenue | $ | 2,618,609 |
| Deductions: | | - |
| SIPC Net Operating Revenues | $ | 2,618,609 |
| General Assessment @ .0025 | | 6,547 |
| Payments made with 2016 Form SIPC 6 | | (1,507) |
| Total Assessment Balance and Interest Due | $ | 5,040 |

# GPCD PARTNERS, LLC

CERTIFIED PUBLIC ACCOUNTANTS

1420 Walnut Street, Suite 1012
Philadelphia, PA 19102-4010
215.854.9300 • Fax: 215.561.2070
www.gpcdcpa.com

Number Three, 107 Chesley Drive
Media, PA 19063
610.565.8559 • Fax: 610.565.8178


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
PM Securities, LLC
d/b/a Phoenix Capital Resources
Chadds Ford, Pennsylvania

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with the Exemption Provisions of Rule 15c3-3 of the Securities and Exchange Commission, in which (1) PM Securities, LLC d/b/a Phoenix Capital Resources identified the following provisions of 17 C.F.R. §15c3-3(k) under which PM Securities, LLC d/b/a Phoenix Capital Resources claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) PM Securities, LLC d/b/a Phoenix Capital Resources stated that PM Securities, LLC d/b/a Phoenix Capital Resources met the identified exemption provisions throughout the most recent fiscal year without exception. PM Securities, LLC d/b/a Phoenix Capital Resources' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PM Securities, LLC d/b/a Phoenix Capital Resources' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

GPCD Partners, LLC

GPCD Partners, LLC
Media, Pennsylvania

February 22, 2017

**PM SECURITIES, LLC**
**D/B/A Phoenix Capital Resources**

## Management Statement Regarding Compliance with the Exemption Provisions of Rule 15c3-3 of the Securities and Exchange Commission

We, as the management of PM Securities, LLC d/b/a Phoenix Capital Resources (the "Company"), are responsible for the Company's compliance with the exemption provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEC Rule 15c3-3"). The following statements are made to our best knowledge and belief: (1) the Company claims an exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(i), and; (2) for the reporting period January 1, 2016 through December 31, 2016, the Company has met the identified exemption provision without exception.

PM Securities, LLC d/b/a/ Phoenix Capital Resources

By:

Mark Karbiner
President